P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

05013596

19 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC 27 2005
WASH, D.C. 203 SECTION

82-2083

SUPPL

Dear Sirs

COLD LOGISTICS SALE COMPLETED

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

dlw 1/3

82-2083

P&O

News Release

19 December 2005

COLD LOGISTICS SALE COMPLETED

Further to its announcement of 2 November, P&O is pleased to confirm the completion of the sale of its cold logistics business to Versacold Holdings Corp. ('Versacold') for £183 million.

P&O has received cash proceeds of £142 million and C$69 million (£34 million) of convertible debentures issued by Versacold Income Fund. The balance of the consideration was settled via transfer of third party debt to Versacold.

P&O is a leading developer and operator of container ports around the world. This business accounts for over half of the company's net operating assets and the majority of operating profits. P&O is also a major ferry operator in the UK and has property interests in the US and the UK. For more information, visit www.pogroup.com.

Further Information: Claire Gosnell, Head of Corporate Communications, P&O
Tel: +44 (0) 20 7321 4556

Andrew Lincoln, Manager, Investor Relations and Strategy, P&O
Tel: + 44 (0)20 7321 4490

Notes to editors:

1. Versacold Holdings Corp. of Canada has acquired P&O's cold logistics business which has operations in the US, Australia, New Zealand and Argentina.
2. The cash proceeds were received in a combination of US, Australian and New Zealand dollars and are subject to working capital adjustments.
3. The debentures have a coupon of 7.00%, a term of 5 years and will, at P&O's option, convert into units of Versacold Income Fund. Although it is P&O's intention to retain the debentures, and it is required to do so for a minimum of four months, they were issued as part of a larger offering of 7.00% Extendible Convertible Unsecured Subordinated Debentures and are listed on the Toronto Stock Exchange. As a result, they represent a liquid investment for P&O.
4. On 29 November 2005, P&O announced it was recommending a takeover bid that had been made by DP World.

(ends)